April 27, 2026

David Palach
Chief Executive Officer
Nexentis Technologies Inc.
Pinhas Sapir St. 3, Kiryat HaMada
Ness Ziona 7403626, Israel

       Re: Nexentis Technologies Inc.
           Registration Statement on Form S-3
           Filed April 16, 2026
           File No. 333-295100
Dear David Palach:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Michael Soumas, Esq.